Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                                      June 30,         March 31,
                                                                                                        2006              2006
                                                                                                      --------         ---------
ASSETS
Current assets:
  Cash and cash equivalents                                                                            $101.4          $ 90.7
  Short-term investments                                                                                 --              24.6
  Restricted cash                                                                                        14.0            14.0
  Trade accounts receivable, less allowance for doubtful accounts of $0.1 (March
    31, 2006 - $0.1)                                                                                     16.8            15.6
  Other receivables                                                                                       5.8             4.2
  Inventories                                                                                            20.2            18.1
  Prepaid expenses and other                                                                              6.3             5.8
                                                                                                       ------          ------
                                                                                                        164.5           173.0
Fixed assets - net of accumulated depreciation of $148.6 (March 31,
    2006-$147.5)                                                                                         26.4            26.4
Deferred income tax assets - net                                                                          3.8             3.6
Goodwill                                                                                                  3.8            --
Intangible assets                                                                                         1.9            --
Other assets                                                                                              0.9             1.5
                                                                                                       ------          ------
                                                                                                       $201.3          $204.5
                                                                                                       ======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                                                               $  8.6          $  7.8
  Employee-related accruals                                                                               8.5             9.8
  Income and other taxes payable                                                                          4.0             4.3
  Current portion of provisions for exit activities                                                       1.0             4.4
  Other accrued liabilities                                                                               5.4             9.5
  Deferred credits                                                                                        0.7             0.7
  Deferred income tax liabilities - current portion                                                       0.1             0.1
  Long-term debt - current portion                                                                       --               0.1
                                                                                                       ------          ------
                                                                                                         28.3            36.7

Long-term portion of provisions for exit activities                                                       0.6             0.6
Pension liabilities                                                                                      16.1            15.2
Deferred income tax liabilities - long-term portion                                                       0.2             0.2
                                                                                                       ------          ------
                                                                                                         45.2            52.7
                                                                                                       ------          ------

Redeemable preferred shares, unlimited shares authorized; 1,262,500 shares
    issued and outstanding (March 31, 2006 - 1,267,700)                                                  16.2            16.2
                                                                                                       ------          ------

Commitments and Contingencies (Note 7)

Shareholders' equity:
  Common shares, unlimited shares authorized; no par value; 127,325,041 shares
    issued and outstanding (March 31, 2006 - 127,318,439)                                               768.5           768.5
  Additional paid-in capital                                                                              1.9             1.7
  Deficit                                                                                              (596.3)         (599.9)
  Accumulated other comprehensive loss                                                                  (34.2)          (34.7)
                                                                                                       ------          ------
                                                                                                        139.9           135.6
                                                                                                       ------          ------
                                                                                                       $201.3          $204.5
                                                                                                       ======          ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                             Three Months Ended
                                                                                           -------------------------
                                                                                           June 30,         June 24,
                                                                                             2006             2005
                                                                                           --------         --------

Revenue                                                                                     $ 38.4          $ 34.1
Cost of revenue                                                                               16.1            18.4
                                                                                            ------          ------
Gross margin                                                                                  22.3            15.7
                                                                                            ------          ------

Expenses:
  Research and development                                                                     9.5            10.0
  Selling and administrative                                                                  10.0             8.3
  Gain on sale of foundry business                                                            --              (1.9)
                                                                                            ------          ------
                                                                                              19.5            16.4
                                                                                            ------          ------
Operating income (loss) from continuing operations                                             2.8            (0.7)

Interest income                                                                                1.1             0.4
Foreign exchange gain                                                                          0.1             1.5
                                                                                            ------          ------
Income from continuing operations before income taxes                                          4.0             1.2
Income tax recovery                                                                            0.2            --
                                                                                            ------          ------

Income from continuing operations                                                              4.2             1.2

Discontinued operations - net of tax                                                          --              (4.8)
                                                                                            ------          ------

Net income (loss)                                                                           $  4.2          $ (3.6)
                                                                                            ======          ======

Net income (loss) attributable to common shareholders after preferred
  share dividends and premiums on preferred share repurchases                               $  3.5          $ (4.3)
                                                                                            ======          ======

Income per common share from continuing operations:
   Basic and diluted                                                                        $ 0.03          $ --
                                                                                            ======          ======
Loss per common share from discontinued operations:
   Basic and diluted                                                                        $ --            $(0.03)
                                                                                            ======          ======
Net income (loss) per common share:
   Basic and diluted                                                                        $ 0.03          $(0.03)
                                                                                            ======          ======

Weighted-average number of common shares outstanding (millions):
   Basic                                                                                     127.3           127.3
                                                                                            ======          ======
   Diluted                                                                                   127.4           127.3
                                                                                            ======          ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                              Three Months Ended
                                                              ------------------
                                                              June 30,  June 24,
                                                                2006        2005
                                                              --------  --------
CASH PROVIDED BY (USED IN)
Operating activities:
Income from continuing operations                             $  4.2      $ 1.2
  Depreciation of fixed assets                                   1.4        1.7
  Other non cash changes in operating activities                --         (3.2)
  Deferred income taxes                                         (0.2)       0.1
Decrease (increase) in working capital:
    Trade accounts and other receivables                        (2.8)       2.6
    Inventories                                                 (2.0)       0.2
    Prepaid expenses and other                                   0.5       (1.8)
    Payables and other accrued liabilities                      (8.0)      (9.6)
    Deferred credits                                            --         (0.2)
                                                              -----------------
Total                                                           (6.9)      (9.0)
                                                              -----------------

Investing activities:
  Acquisition of business                                       (7.1)      --
  Purchased short-term investments                              --        (28.1)
  Matured short-term investments                                24.6       39.6
  Expenditures for fixed assets                                 (0.5)      (0.6)
  Proceeds from disposal of fixed assets                         0.1        0.2
  Proceeds from repayment of note receivable                    --          2.0
                                                              -----------------
Total                                                           17.1       13.1
                                                              -----------------

Financing activities:
  Repayment of long-term debt                                   (0.1)      --
  Payment of dividends on preferred shares                      (0.6)      (0.5)
  Repurchase of preferred shares                                (0.1)      (0.4)
  Decrease in restricted cash                                    1.0       --
                                                              -----------------
Total                                                            0.2       (0.9)
                                                              -----------------

Effect of currency translation on cash                           0.3       (0.3)

Net cash used in discontinued operations                        --         (3.8)
                                                              -----------------

Increase (decrease) in cash and cash equivalents                10.7       (0.9)

Cash and cash equivalents, beginning of period                  90.7       19.4
                                                              -----------------

Cash and cash equivalents, end of period                      $101.4      $18.5
                                                              =================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                        Common Shares
                                                 --------------------------
                                                                                                      Accumulated
                                                                           Additional                     Other          Total
                                                   Number                   Paid in                   Comprehensive   Shareholders'
                                                 (millions)     Amount      Capital         Deficit        Loss          Equity
                                                 ------------ ---------------------------------------------------------------------

Balance, March 25, 2005                            127.3        $768.4        $2.2         $(646.5)       $(33.1)       $ 91.0
   Net loss                                         --            --           --            (3.6)         --             (3.6)
   Unrealized net derivative
    loss on cash flow hedges                        --            --           --            --            (0.3)          (0.3)
   Preferred share dividends                                      --           --            (0.5)         --             (0.5)
   Premiums on preferred share
    repurchases                                     --            --          (0.2)          --            --             (0.2)
                                                   -----        ------        ----         -------        ------        ------
Balance, June 24, 2005                             127.3        $768.4        $2.0         $(650.6)       $(33.4)       $ 86.4
                                                   =====        ======        ====         =======        ======        ======

Balance, March 31, 2006                            127.3        $768.5        $1.7         $(599.9)       $(34.7)       $135.6
   Net income                                       --            --           --             4.2          --              4.2
   Unrealized net derivative
    gain on cash flow hedges                        --            --           --            --             0.5            0.5
   Stock compensation expense                       --            --           0.3           --            --              0.3
   Preferred share dividends                        --            --           --            (0.6)         --             (0.6)
   Premiums on preferred share
    repurchases                                     --            --          (0.1)          --            --             (0.1)
                                                   -----        ------        ----         -------        ------        ------
Balance, June 30, 2006                             127.3        $768.5        $1.9         $(596.3)       $(34.2)       $139.9
                                                   =====        ======        ====         =======        ======        ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2006, and the results of operations and cash flows of the Company for the three month periods ended June 30, 2006, and June 24, 2005, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

      The balance sheet at March 31, 2006, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 31, 2006. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company is viewed as a single operating segment for management purposes and, as such, no business segment information is being disclosed.

2.    Stock-based compensation

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

      Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of ABP 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, no stock compensation expense was recorded at the grant date of the Company's options. However, stock compensation expense has been recorded in circumstances where the terms of a previously fixed stock option were modified. Stock option modifications have included the extension of option lives for terminated employees, and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      The Company adopted SFAS 123R using the modified-prospective approach. In accordance with this approach, the Company has not restated prior periods to reflect the impact of SFAS 123R.

      The adoption of SFAS 123R in the first quarter of Fiscal 2007 resulted in an expense of $0.3, and was recorded in selling and administrative expense.

The following table illustrates the impact on net loss and net loss per share if the Company had applied the fair value recognition principles of SFAS 123R to employee stock-based awards during the first quarter of Fiscal 2006:

                                                                   June 24,
                                                                     2005
                                                                   --------

Net loss, as reported                                              $ (3.6)
Pro forma stock compensation expense                                 (0.9)
                                                                   ------
Pro forma net loss                                                 $ (4.5)
                                                                   ======
Net loss per common share, as reported
    Basic and diluted                                              $(0.03)
                                                                   ======
Pro forma net loss per common share
    Basic and diluted                                              $(0.04)
                                                                   ======

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions for the three month periods ended June 30, 2006 and June 24, 2005:

                                                         Three Months Ended
                                                     ---------------------------
                                                      June 30,         June 24,
                                                        2006             2005
                                                     -------------  ------------

Weighted-average fair value price of the                $ 1.26          $ 0.68
  options granted during the period
Risk free interest rate                                  4.47%           3.10%
Dividend yield                                             Nil             Nil
Volatility factor of the expected market
  price of the Company's common stock                    57.8%           59.8%
Weighted-average expected life of the options        4.2 years       4.7 years

3.Inventories
                                                       June 30,        March 31,
                                                         2006            2006
                                                     -------------  ------------

Raw materials                                          $  2.7          $  2.8
Work-in-process                                          12.9            11.9
Finished goods                                            4.6             3.4
                                                     -------------  ------------
                                                       $ 20.2          $ 18.1
                                                     =============  ============

4.    Acquisition of business

      On May 19, 2006, the Company acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable the Company to provide optical solutions that combine its existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

      The purchase price allocation has not been finalized due to the timing of the acquisition within the quarter. The estimated values of the acquired assets are as follows:

      Accounts receivable                                   $       0.2
      Inventories                                                   0.2
      Fixed assets                                                  1.0
      Proprietary technology                                        0.6
      Customer relationships                                        0.8
      Non-competition agreements                                    0.5
      Goodwill                                                      3.8
                                                        ------------------
      Total purchase price                                  $       7.1
                                                        ==================

      Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and the Company concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using the relief from royalty method, and customer relationship assets were valued using the excess earnings approach. The non-competition agreements were valued at fair value.

      The acquired intangible assets are being amortized on a straight-line basis over their useful lives as follows:

      Proprietary technology                                4 years
      Customer relationships                                10 years
      Non-competition agreements                            3 years

      In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill will not be amortized, however will be reviewed annually for impairment, or more frequently if impairment indicators arise.

      The Company's results of operations for the first quarter of Fiscal 2007 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented as they are not material to the Company's results of operations.

5.    Provisions for exit activities

      The Company has implemented several restructuring activities in recent years:

      Workforce Reductions

      Fiscal 2007

      In Fiscal 2007, the Company continued efforts to reduce operations costs and reduced its workforce by approximately 10 employees, resulting in severance costs of $0.4 which were included in cost of revenue. These costs related to the 2006 Plan discussed below.

      Fiscal 2006

      In Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (Refer also to Note 14), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Costs of $1.0 were incurred, of which $0.7 were included in selling and administrative and $0.3 were included in cost of revenue.

      In Fiscal 2005,  the Company  implemented a  restructuring  plan (the 2005
      Plan) which resulted in reducing its workforce by approximately 180 employees. The Company reduced its senior management, sales, and other administrative functions, and also reduced headcount in its operations and research and development workforce. Costs of $0.7 and reversals of $0.4 were recorded in Fiscal 2006 related to the 2005 Plan. Net severance costs of $0.3 were incurred in Fiscal 2006 related to the 2005 plan, of which $0.3 were included in selling and administrative, $0.1 in cost of revenue, and a reversal of $0.1 in research and development.

      Lease and Contract Settlement

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2006. The cumulative amount recorded to date related to these activities is $14.4, and has been recorded as follows:

            (i) Costs of $5.5 have been recorded in Fiscal 2004 to 2006 in Asset Impairment and Other; and

            (ii) Costs of $8.9 have been recorded in Fiscal 2002 as special charges, and related to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of these restructuring provisions for the three month period ended June 30, 2006:

                                                                          Workforce    Lease and contract
                                                                          Reduction        settlement           Total
                                                                      ----------------------------------------------------

Balance, March 31, 2006                                                     $0.5              $4.5              $5.0
Charges                                                                      0.4               --                0.4
Cash drawdowns                                                              (0.3)             (3.5)             (3.8)
                                                                      ----------------------------------------------------
Balance, June 30, 2006                                                       0.6               1.0               1.6
                                                                      ----------------------------------------------------
Less:  Long-term portion                                                     --               (0.6)             (0.6)
                                                                      ----------------------------------------------------
Current balance of provisions for exit activities as
 at June 30, 2006                                                           $0.6              $0.4              $1.0
                                                                      ----------------------------------------------------

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the following payments:

            (i)   the  remaining   severance   payments  of  $0.6  which  relate
                  primarily to the 2006 Plan; and

            (ii) the lease and contract payments of $1.0 which relate to the plans implemented from Fiscal 2002 to 2006, which will be paid over the lease terms unless settled earlier.

6.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at June 30, 2006, was $37.0 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at June 30, 2006 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at June 30, 2006, the taxation years 2000 to February 16, 2001, are still subject to audit by taxation authorities in certain foreign jurisdictions and are therefore still subject to the above noted tax indemnities.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      Based upon the transition  rules outlined in FASB  Interpretation  45 (FIN
      45), Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others, no amounts have been recorded by the Company related to the above-mentioned items.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at June 30, 2006, the warranty accrual was $nil (March 31, 2006 - $0.6).

7.    Commitments and Contingencies

      The Company had letters of credit outstanding as at June 30, 2006 of $1.0 (March 31, 2006 - $1.0), which expire within thirteen months. Of this amount, $0.8 related to the Company's Supplementary Executive Retirement Plan (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond.

      In addition, the Company has pledged $13.6 (97.8 million Swedish Krona) as security toward the pension liability in Sweden of $14.5. The Company has also pledged $0.2 related to the office lease arrangements, and $0.2 as security for credit facilities. These amounts have been presented as restricted cash.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

      In conjunction with the sale of the Systems Business, the Company owns 10,000,000 common shares of Mitel. On July 14, 2006, the Company, along with other investors, agreed to postpone the exercise date for its put rights in Mitel shares from September 1, 2006, to May 1, 2007. If Mitel does not complete an initial public offering by May 1, 2007, the Company (along with some other investors) has a put right, exercisable for 90 days after May 1, 2007, which, unless the Company agrees to a modification of these conditions, allows the Company to send a notice to Mitel requiring that Mitel repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.56 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. If Mitel does not register the Company's Mitel shares in this offering, the Company cannot sell any of its Mitel common shares for 180 days following the date of an underwriting agreement entered into by Mitel in connection with its initial public offering. No underwriting agreement has yet been dated and signed, and if no shares are purchased and paid for pursuant to an underwriting agreement by October 31, 2006, the agreement restricting sale of the Company's Mitel shares shall automatically terminate. The Company's investment in Mitel is recorded at a nil value, thus any proceeds received on the sale of this investment will result in a gain in the period of the sale.

8.    Redeemable preferred shares

      During the three months ended June 30, 2006, there were 5,200 preferred shares purchased and cancelled.

      During the first quarter of Fiscal 2007, the Company declared and paid dividends on its redeemable preferred shares of $0.6 based on a quarterly dividend of $0.44 (Cdn $0.50) per share.

9.    Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b) A summary of the Company's stock option activity is as follows:

                                                       Three Months Ended
                                              ----------------------------------
                                                   June 30,             June 24,
                                                     2006                2005
                                              ------------------  --------------
Outstanding Options:
  Balance, beginning of period                    10,787,709         13,249,465
  Granted                                            305,000            190,000
  Exercised                                           (6,602)                --
  Forfeited and expired                             (629,399)          (911,311)
                                                 -----------        -----------
  Balance, end of period                          10,456,708         12,528,154
                                                 ===========        ===========

      As at June 30,  2006,  there were  4,026,246  (March 31, 2006 - 3,701,847)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $1.41 to $16.78 per share with exercise periods extending to June 2012. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on the grant date.

      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income (loss) attributable to common shareholders is computed as follows:

                                                            Three Months Ended
                                                           --------------------
                                                           June 30,     June 24
                                                            2006         2005
                                                           --------   ---------

Net income (loss), as reported                             $  4.2     $ (3.6)
   Dividends on preferred shares                             (0.6)      (0.5)
   Premiums on repurchase of preferred shares                (0.1)      (0.2)
                                                           --------   ---------
Net income (loss) attributable to common shareholders      $  3.5     $ (4.3)
                                                           ========   =========

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options, as their effect is antidilutive. For the three months ended June 24, 2005, 175,000 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

                                                                                     Three Months Ended
                                                                          -------------------------------------
                                                                               June 30,              June 24,
                                                                                2006                   2005
                                                                          ----------------      ---------------

Weighted-average common shares outstanding                                  127,324,198            127,308,973
Dilutive effect of stock options                                                 59,071                  4,293
                                                                            -----------            -----------
Weighted-average common shares outstanding, assuming dilution               127,383,269            127,313,266
                                                                            ===========            ===========

      The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

                                                     Three Months Ended
                                         -------------------------------------
                                             June 30,                   June 24,
                                               2006                      2005
                                         -------------------------------------
Number of outstanding options              10,114,708                 12,353,154

Average exercise price per share       $         5.46             $         7.18

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

10.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income (loss) were as follows:

                                                                                                Three Months Ended
                                                                                           -----------------------------
                                                                                              June 30,       June 24,
                                                                                                2006           2005
                                                                                           ------------      -----------

Net income (loss) for the period                                                                4.2            (3.6)
Other comprehensive income (loss):
   Realized net derivative gains on cash flow hedges                                           (0.2)           --
   Unrealized net derivative gains (losses) on cash flow hedges                                 0.7            (0.3)
                                                                                           ------------      -----------
Total comprehensive income (loss) for the period                                             $  4.7          $ (3.9)
                                                                                           ------------      -----------

The changes to accumulated other comprehensive loss for the three months ended June 30, 2006, were as follows:

                                                                                                          Unrealized
                                                                           Cumulative        Minimum       Net Gain
                                                                          Translation        Pension      (Loss) on
                                                                            Account         Liability     Derivatives        Total
                                                                          --------------------------------------------------------

Balance, March 31, 2006                                                     $(32.4)          $(2.3)          $--            $(34.7)
   Change during the three months ended June 30, 2006
                                                                             --               --              0.5             0.5
                                                                          --------------------------------------------------------
Balance, June 30, 2006                                                      $(32.4)          $(2.3)          $0.5           $(34.2)
                                                                          ========================================================

      The Company recorded an increase in other comprehensive income in the three months ended June 30, 2006, of $0.5 as compared to an increase in other comprehensive loss of $0.3 in the three months ended June 24, 2005. These changes were attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges. The Company estimates that $0.5 of net derivative gains included in other comprehensive income at June 30, 2006, will be reclassified into earnings within the next six months.

11.   Income taxes

      An income tax recovery of $0.2 was recorded for the first quarter of Fiscal 2007, compared with an expense of $nil for the corresponding period in Fiscal 2006. The recovery in Fiscal 2007 relates to recoveries on settlement of outstanding tax audits, net of the current period tax expense of $0.1.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $196.9 as at June 30, 2006 (March 31, 2006 - $193.6). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of the parent company and certain of its subsidiaries, partially offset by the utilization of losses and reversals of timing differences.

12.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany.

      As at June 30, 2006, the Swedish pension liability was comprised of $13.4 (96.8 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. As at June 30, 2006, $13.6 in restricted cash has been pledged to secure the Swedish pension liability.

      As at June 30, 2006, the German pension liability of $6.8 was insured with the Swiss Life Insurance Company. This insurance contract of $5.6 is recorded as a plan asset, and the benefit obligation has been shown net of this asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The Company also has an unfunded pension liability of $0.4 in the U.K. related to amounts owing to a former employee of the Company.

      Net pension expense for the defined benefit plans was as follows:

                                                      Three Months Ended
                                                 -------------------------
                                                  June 30,       June 24,
                                                    2006           2005
                                                 -----------   -----------

     Interest costs                               $ 0.2          $ 0.2
     Expected return on assets                     (0.1)            --
                                                 -----------   -----------
     Net pension expense                          $ 0.1          $ 0.2
                                                 ===========   ===========

      As of June 30, 2006, the Company had not made any contributions to these pension plans in Fiscal 2007.

13.   Supplementary cash flow information

      The following table summarizes the Company's other non cash changes in operating activities:

                                                          Three Months Ended
                                                      --------------------------
                                                      June 30,         June 24,
                                                        2006             2005
                                                      ---------        ---------

Gain on disposal of fixed assets                      $ (0.1)           $ (0.2)
Gain on sale of business                                  --              (1.9)
Change in pension liabilities                            1.0              (1.6)
Stock compensation expense                               0.3                --
Other                                                   (1.2)              0.5
                                                      ---------        ---------
Other non cash changes in operating activities        $   --            $ (3.2)
                                                      =========        =========

14.   Discontinued operations

On November 15, 2005, Zarlink sold the assets of its RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $53.6 in Fiscal 2006.

The following table shows the results of the RF Front-End Consumer Business which are included in discontinued operations:

                                                          Three Months Ended
                                                     ---------------------------
                                                     June 30,           June 24,
                                                       2006               2005
                                                     --------           --------

Revenue                                               $ --               $ 11.4
                                                     --------           --------
Loss from discontinued operations                     $ --               $ (4.8)
                                                     --------           --------

      Following the sale of the RF Front-End Consumer Business on November 15, 2005, the Company entered into a transition services agreement (TSA) with Intel whereby Zarlink would continue to provide order fulfillment and supply chain management services for a period up to May 15, 2006. As at June 30, 2006, Zarlink had amounts payable to Intel of $1.8 which were included in other accrued liabilities. These amounts related primarily to customer collections on behalf of Intel, partially offset by inventory and other expenses paid by Zarlink on behalf of Intel.

15.   Comparative figures

Certain of the Fiscal 2006 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2007.

                                       13